August 15, 2011

NTR Metals, LLC
10720 Composite Drive
Dallas, Texas  75220

RE:	Extension of Termination Date

This letter agreement (this “Letter Agreement”) evidences the mutual agreement between myself and NTR Metals, LLC, a Texas limited liability company (“NTR”) in accordance with Section 7 of that certain Option Exercise Agreement, dated June 10, 2011, by and between myself and NTR, as previously amended by that certain Letter Agreement, dated July 15, 2011, by and between myself and NTR (the “Option Exercise Agreement”), to extend the Termination Date (as that term is defined in the Option Exercise Agreement) to September 15, 2011.

If this Letter Agreement is acceptable to you, please indicate your acceptance by executing the following page and returning to the undersigned a copy of this Letter Agreement

Very truly yours,

Dr. L.S. Smith

cc:	I. Bobby Majumder, Esq.
K&L Gates LLP

Accepted and agreed to this 15th day of August, 2011:

NTR Metals, LLC

By:
Name:	John R. Loftus
Title:	President